March 12, 2015

RE: Get cash now from your Resource Real Estate Investors 6, L.P. investment.

Dear Investor,

Good news!  Now you can sell your Resource Real Estate Investors 6, L.P. investment and regain control of your money.  Right now, MacKenzie Realty Capital, Inc. will pay you $5.00 per unit. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Resource Real Estate Investors 6, L.P. to decide if or when you get your money back. But this offer expires on April 23, 2015, so you must act soon.

Why take advantage of this opportunity today?

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Guarantee your cash now. Resource Real Estate Investors 6, L.P. could continue until July 30, 2017. The Partnership recently stated that it expects the General Partner to exercise its right to extend the Partnership term for two years beyond the initial termination date of July 30, 2015. Sell today and ensure you get your money out from this security.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

•
Sell without broker fees or commissions. Most secondary limited partnership unit sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.  We pay any Partnership transfer fees.

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Eliminate the long and uncertain waiting period. Private and non-traded securities like Resource Real Estate Investors 6, L.P. can be very difficult to sell. It can take weeks or months to find an interested buyer and Resource Real Estate Investors 6, L.P. may continue until 2017. But now you can sell your units and get your money.

•
Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

•	Cut the time and expense of IRS documents. If you sell your Units now, this could be the last year you will have to file those complicated and expensive K-1s with your tax returns.

If you act today, you can get your cash now and may drastically reduce your end-of-year, tax-related expenses and headaches. We will mail your check within three business days after Resource Real Estate Investors 6, L.P. confirms the transfer or allows a change of address.

MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Units to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,

Robert Dixon
President, MacKenzie Realty Capital, Inc.

P.S. Remember, this offer expires April 23, 2015. So don’t delay. Fill out and mail in the Resource Real Estate Investors 6, L.P. Assignment Form today so we can rush you a check.